Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

March 31, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of March 31, 2016, the separate interim statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015, the separate interim statements of changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2016, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2016

This report is effective as of May 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	2016 (Unaudited)		2015
Assets
Due from banks	4, 5, 20, 21	~~W~~	199,972	500,815
Trading assets	4, 6		2,456,779	517,597
Loans, net	4, 7, 21		1,234,610	1,234,622
Property and equipment, net			741	768
Intangible assets, net			5,723	4,383
Investments in subsidiaries	8		25,203,159	25,203,159
Deferred tax assets			3,292	4,596
Other assets, net	4, 21		264,893	209,547

Total assets		~~W~~	29,369,169	27,675,487

Liabilities
Borrowings	4	~~W~~	5,000	5,000
Debt securities issued	4, 9		6,712,723	6,642,830
Liabilities for defined benefit obligations	10		4,878	3,855
Other liabilities	4, 21		2,024,580	242,816

Total liabilities			8,747,181	6,894,501

Equity	11
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	736,898
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(4,501)	(4,501)
Retained earnings			7,749,696	7,908,694

Total equity			20,621,988	20,780,986

Total liabilities and equity		~~W~~	29,369,169	27,675,487

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won, except earnings per share data)	Note	2016		2015
Interest income	19, 21	~~W~~	13,436	14,796
Interest expense	21		(55,393)	(63,178)

Net interest expense	12		(41,957)	(48,382)
Fees and commission income	19, 21		17,509	17,506
Fees and commission expense			(11)	(56)

Net fees and commission income	13		17,498	17,450
Dividend income	14, 19, 21		1,646,139	1,063,347
Net trading income	19		2,698	1,075
Reversal of credit losses	7, 15, 19, 21		33	8
General and administrative expenses	16, 21		(15,537)	(15,173)

Operating income			1,608,874	1,018,325
Non-operating expense	21		(28)	(2)

Profit before income taxes			1,608,846	1,018,323
Income tax expense (benefit)	17		1,303	(270)

Profit for the period	11		1,607,543	1,018,593
Other comprehensive income(loss) for the period, net of income tax
Items that will never be reclassified to profit or loss :			—	—
Remeasurements of the defined benefit liability			—	—

Total comprehensive income for the period	18	~~W~~	1,607,543	1,018,593

Basic and diluted earnings per share in won		~~W~~	3,337	2,100

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehen- sive loss	Retained earnings	Total equity
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119
Total comprehensive income for the period:
Profit for the period		—	—	—	—	1,018,593	1,018,593

		—	—	—	—	1,018,593	1,018,593
Transactions with owners:
Dividends		—	—	—	—	(512,428)	(512,428)
Dividend to hybrid bonds		—	—	—	—	(7,434)	(7,434)

		—	—	—	—	(519,862)	(519,862)

Balance at March 31, 2015	~~W~~	2,645,053	537,443	9,494,842	(4,788)	8,061,300	20,733,850

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehen- sive loss	Retained earnings	Total equity
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,494,842	(4,501)	7,908,694	20,780,986
Total comprehensive income for the period:
Profit for the period		—	—	—	—	1,607,543	1,607,543

		—	—	—		1,607,543	1,607,543
Transactions with owners:
Dividends		—	—	—	—	(630,978)	(630,978)
Dividend to hybrid bonds		—	—	—	—	(9,657)	(9,657)
Redemption of preferred stock		—	—	—	—	(1,125,906)	(1,125,906)

		—	—	—	—	(1,766,541)	(1,766,541)

Balance at March 31, 2016	~~W~~	2,645,053	736,898	9,494,842	(4,501)	7,749,696	20,621,988

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		~~W~~	1,608,846	1,018,323
Adjustments for:
Interest income			(13,436)	(14,796)
Interest expense			55,393	63,178
Dividend income			(1,646,139)	(1,063,347)
Net trading income			(2,368)	(751)
Reversal of credit losses	15		(33)	(8)
Employee costs			1,179	950
Depreciation and amortization	16		149	165
Non-operating expense			—	1

			(1,605,255)	(1,014,608)
Changes in assets and liabilities:
Trading assets			(1,936,814)	(1,349,186)
Other assets			1,277	8
Liability for defined benefit obligations			540	(784)
Other liabilities			(1,421)	(4,769)

			(1,936,418)	(1,354,731)
Interest received			14,835	14,954
Interest paid			(54,660)	(62,119)
Dividend received			1,644,615	1,061,823

Net cash used in operating activities			(328,037)	(336,358)

Cash flows from investing activities
Lending of loans			(350,000)	—
Collection of loans			350,000	—
Acquisition of property and equipment			(57)	(80)
Acquisition of intangible assets			(1,400)	(31)
Disposal of intangible assets			1,400	—
Increase of other assets			(787)	—

Net cash used in investing activities			(844)	(111)

Cash flows from financing activities
Increase in borrowings			—	90,000
Repayments of borrowings				(90,000)
Issuance of debt securities			600,000	300,000
Repayments of debt securities issued			(530,000)	(50,000)
Debentures issuance cost paid			(956)	(535)
Dividends paid			(41,062)	(33,806)

Net cash provided by financing activities			27,982	215,659

Net decrease in cash and cash equivalents			(300,899)	(120,810)
Cash and cash equivalents at beginning of period			500,906	120,810

Cash and cash equivalents at end of period	20	~~W~~	200,007	—

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company engages in management of its subsidiaries, which operate in the financial service industry. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

3.	Significant accounting policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4.	Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

4.	Financial risk management (continued)

i)	Risk management organization, continued

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks and loans (*1):
Banks	~~W~~	199,972	500,815
Corporations		1,234,610	1,234,622

		1,434,582	1,735,437
Other financial assets (*1)(*2)		264,276	209,399

	~~W~~	1,698,858	1,944,836

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise accounts receivable, accrued income, and guarantee deposits.

iii)	Information of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	200,010	1,235,000	1,435,010
Less: allowance		(38)	(390)	(428)

	~~W~~	199,972	1,234,610	1,434,583

	2015
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	500,909	1,235,000	1,735,909
Less: allowance		(94)	(378)	(472)

	~~W~~	500,815	1,234,622	1,735,437

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		282,395	288,794	425,469	611,420	5,058,474	611,105	7,277,657
Other financial liabilities		1,753,178	19,661	—	12,663	65,570	—	1,851,072

	~~W~~	2,035,573	308,455	425,469	629,083	5,124,044	611,105	9,133,729

	2015
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		203,582	381,079	568,419	691,625	4,746,334	615,879	7,206,918
Other financial liabilities		12,842	14,726	27,199	95	39,322	—	94,184

	~~W~~	216,424	395,805	595,618	696,720	4,785,656	615,879	7,306,102

(*)	These amounts include cash flows of principal and interests on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	2,456,779	—	2,456,779

	2015
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	517,597	—	517,597

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 are as follows:

Classification	Valuation techniques	Type	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of March 31, 2016 and December 31, 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	~~W~~	1,234,610	1,244,251	1,234,622	1,250,818
Liabilities:
Borrowings		5,000	4,912	5,000	4,912
Debt securities issued in won		6,712,723	6,915,464	6,642,830	6,807,396

	~~W~~	6,717,723	6,920,376	6,647,830	6,812,308

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,244,251	1,244,251
Liabilities:
Borrowings		—	4,912	—	4,912
Debt securities issued in won		—	6,915,464	—	6,915,464

	~~W~~	—	6,920,376	—	6,920,376

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,250,818	1,250,818
Liabilities:
Borrowings		—	4,912	—	4,912
Debt securities issued in won		—	6,807,396	—	6,807,396

	~~W~~	—	6,812,308	—	6,812,308

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	~~W~~	—	199,972	—
Trading assets		2,456,779	—	—
Loans		—	1,234,610	—
Other		—	264,276	—

	~~W~~	2,456,779	1,698,858	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,712,723
Other		—	—	1,877,567

	~~W~~	—	—	8,595,290

	2015
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	~~W~~	—	500,815	—
Trading assets		517,597	—	—
Loans		—	1,234,622	—
Other		—	209,399	—

	~~W~~	517,597	1,944,836	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,642,830
Other		—	—	122,662

	~~W~~	—	—	6,770,492

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Other financial institution deposits	~~W~~	3	3

6.	Trading assets

Trading assets as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Beneficiary certificates	~~W~~	2,456,779	517,597

7.	Loans

(a)	Loans as of March 31, 2016 and December 31, 2015 comprise the following:

	2016		2015
Loans	~~W~~	1,235,000	1,235,000
Less: allowance		(390)	(378)

	~~W~~	1,234,610	1,234,622

(b)	Changes in allowance for credit losses for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

	2016
	Loans		Others (*)	Total
Beginning balance	~~W~~	378	137	515
Provision for(Reversal of) credit losses		12	(45)	(33)

Ending balance	~~W~~	390	92	482

	2015
	Loans		Others (*)	Total
Beginning balance	~~W~~	417	96	513
Provision for(Reversal of) credit losses		(39)	41	2

Ending balance	~~W~~	378	137	515

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of March 31, 2016 and December 31, 2015 are as follows:

Investees	Location	Reporting date
Shinhan Bank Co.,Ltd.	Korea	December 31
Shinhan Card Co.,Ltd.	”	”
Shinhan Investment Corp.	”	”
Shinhan Life Insurance Co.,Ltd.	”	”
Shinhan Capital Co.,Ltd.	”	”
Jeju Bank	”	”
Shinhan BNP Paribas Asset Management Co.,Ltd.	”	”
Shinhan Private Equity Inc.	”	”
Shinhan Credit Information Co.,Ltd.	”	”
SHC Management Co.,Ltd.	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	”
Shinhan AITAS Co.,Ltd.	”	”

	2016			2015
Investees	Ownership percentage (%)	Carrying value		Ownership percentage (%)	Carrying value
Shinhan Bank Co.,Ltd.	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co.,Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance Co.,Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co.,Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co.,Ltd.	65.0		91,565	65.0		91,565
Shinhan Private Equity Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co.,Ltd.	100.0		15,385	100.0		15,385
SHC Management Co.,Ltd.	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co.,Ltd.	99.8		50,092	99.8		50,092

		~~W~~	25,203,159		~~W~~	25,203,159

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of March 31, 2016 and December 31, 2015 are as follows:

	2016			2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	1.75 ~ 4.50	~~W~~	6,720,000	1.75 ~ 4.77	~~W~~	6,650,000
Discount			(7,277)			(7,170)

		~~W~~	6,712,723		~~W~~	6,642,830

10.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	15,532	14,984
Fair value of plan assets		(10,654)	(11,129)

Recognized liabilities for defined benefit obligations	~~W~~	4,878	3,855

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Current service costs	~~W~~	471	507
Net interest expense on the net defined benefit liabilities		26	57

	~~W~~	497	564

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

11.	Equity

(a)	Equity as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	736,898
Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Accumulated other comprehensive loss		(4,501)	(4,501)
Retained earnings
Legal reserve(*)		1,845,691	1,756,387
Regulatory reserve for loan losses		9,144	8,479
Unappropriated retained earnings		5,894,861	6,143,828

		7,749,696	7,908,694

	~~W~~	20,621,988	20,780,986

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

(b)	Hybrid bond

Hybrid bond classified as other equity instrument as of March 31, 2016 and December 31, 2015 is as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	736,898

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

11.	Equity (continued)

(c)	Changes in accumulated other comprehensive loss for the three-month period ended March 31, 2016 and for the year ended December 31, 2015 were as follows:

	2016		2015
Beginning balance	~~W~~	(4,501)	(4,788)
Remeasurements of the defined benefit liabilities		—	378
Tax effect		—	(91)

Ending balance	~~W~~	(4,501)	(4,501)

(d)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the three-month period ended March 31, 2016 and for the year ended December 31, 2015 were as follows:

	2016		2015
Beginning balance	~~W~~	9,144	8,479
Planned regulatory reserve for (reversal of) loan losses		(1,199)	665

Ending balance	~~W~~	7,945	9,144

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Profit for the period	~~W~~	1,607,543	1,018,593
Reversal of regulatory reserve for loan losses		1,199	177

Profit for the period adjusted for regulatory reserve	~~W~~	1,608,742	1,018,770

Basic and diluted earnings per share in won adjusted for regulatory reserve(*)	~~W~~	3,340	2,101

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

(e)	Dividends declared and paid by the Company for the three-month period ended March 31, 2016 are as follows:

	2016
Common stock (~~W~~1,200 per share)	~~W~~	569,040
Preferred stock		61,938

	~~W~~	630,978

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

12.	Net interest expense

Net interest expense for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
InInterest income:
Due from banks	~~W~~	1,509	562
Loans		11,872	14,164
Others		55	70

		13,436	14,796

Interest expense:
Borrowings in won		(26)	(115)
Debt securities issued in won		(53,431)	(63,063)
Others		(1,936)	—

		(55,393)	(63,178)

Net interest expense	~~W~~	(41,957)	(48,382)

13.	Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Fees and commission income:
Royalty	~~W~~	17,505	17,503
Other		4	3

		17,509	17,506

Fees and commission expense:
Others		(11)	(56)

Net fees and commission income	~~W~~	17,498	17,450

14.	Dividends income

Dividends income for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Dividends from subsidiaries	~~W~~	1,646,139	1,063,347

15.	Provision for (reversal of) credit losses

Provision for (reversal of) credit losses for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Provision for (reversal of) credit losses on loans	~~W~~	(33)	(8)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

16.	General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Salaries:
Salary expenses and bonuses	~~W~~	7,243	6,990
Severance benefits		497	564

		7,740	7,554
Rent		471	475
Entertainment		378	421
Depreciation		89	101
Amortization		60	64
Taxes and dues		200	228
Advertising		3,844	3,887
Others		2,755	2,443

	~~W~~	15,537	15,173

17.	Income taxes

Income tax expense for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Current income tax expense	~~W~~	—	—
Temporary differences		1,303	(270)
Income tax recognized in other comprehensive income		—	—

Income tax expense (benefit)	~~W~~	1,303	(270)

18.	Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Net profit for the period	~~W~~	1,607,543	1,018,593
Less:
Dividends on preferred stock		15,273	15,273
Dividend to hybrid bonds		9,657	7,434

		24,930	22,707

Net profit available for common stock	~~W~~	1,582,613	995,886

Weighted average number of common shares outstanding		474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	3,337	2,100

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

19.	Operating revenue

Operating revenue for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Dividend income	~~W~~	1,646,139	1,063,347
Fees and commission income		17,509	17,506
Interest income		13,436	14,796
Gains on financial assets held for trading		2,698	1,075
Reversal of credit losses		33	8

	~~W~~	1,679,815	1,096,732

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks with a short maturity of three months or less from the date of acquisition	~~W~~	200,007	500,906

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions

(a)	Significant transactions with the related parties for the three-month periods ended March 31, 2016 and 2015 were as follows:

Related party	Account	2016		2015
Revenue:
Shinhan Bank Co.,Ltd.	Interest income	~~W~~	1,476	486
”	Fees and commission income		11,205	11,342
”	Dividend income		650,000	450,000
	Reversal of credit losses		51	13
Shinhan Card Co.,Ltd.	Interest income		5,610	7,940
”	Fees and commission income		3,405	3,420
”	Dividend income		900,027	550,121
”	Reversal of credit losses		5	—
”	Other Non-operating income		—	2
Shinhan Investment Corp.	Interest income		2,072	2,125
”	Fees and commission income		1,380	1,298
”	Dividend income		68,100	30,000
Shinhan Life Insurance Co.,Ltd.	Fees and commission income		867	822
”	Dividend income		5,000	10,000
Shinhan Capital Co.,Ltd.	Interest income		4,253	4,198
”	Fees and commission income		337	318
”	Dividend income		7,643	5,192
Jeju Bank	Fees and commission income		174	170
”	Dividend income		1,524	1,524
Shinhan Credit Information Co.,Ltd.	Fees and commission income		9	8
Shinhan Private Equity Inc.	Interest income		26	47
”	Fees and commission income		5	5
Shinhan BNP Paribas Asset Management Co.,Ltd.	Fees and commission income		43	45
”	Dividend income		13,845	16,510
Shinhan Data System	Fees and commission income		6	5
Shinhan AITAS Co.,Ltd.	Fees and commission income		21	18
Shinhan Savings Bank	Fees and commission income		57	55

		~~W~~	1,677,141	1,095,664

Expense:
Shinhan Bank Co.,Ltd.	General and administrative expenses	~~W~~	561	679
Shinhan Card Co.,Ltd.	General and administrative expenses		7	—
”	Provision for credit losses		—	5
Shinhan Investment Corp.	Interest expenses		125	147
”	General and administrative expenses		47	36
Shinhan Capital Co.,Ltd.	Provision for credit losses		22	—
Shinhan Data System	General and administrative expenses		239	150
”	Provision for credit losses		1	—

		~~W~~	1,002	1,017

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of March 31, 2016 and December 31, 2015 are as follows:

Creditor	Debtor	Account	2016		2015
Assets:
Shinhan Financial Group Co.,Ltd.	Shinhan Bank Co.,Ltd.	Due from banks	~~W~~	199,972	500,815
”	”	Other assets		84,462	57,879
”	Shinhan Card Co.,Ltd.	Loans		549,896	599,888
”	”	Other assets		143,132	120,194
”	Shinhan Investment Cop.	Loans		199,918	199,918
”	”	Other assets		17,433	17,759
”	Shinhan Life Insurance Co.,Ltd.	Other assets		5,382	5,237
”	Shinhan Capital Co.,Ltd.	Loans		479,803	429,823
”	”	Other assets		8,195	3,727
”	Jeju Bank	Other assets		2,630	1,135
”	Shinhan Credit Information Co.,Ltd.	Other assets		372	499
”	Shinhan Private Equity Inc.	Loans		4,993	4,993
”	”	Other assets		80	21
”	Shinhan BNP Paribas Asset Management Co.,Ltd	Other assets		505	383
”	Shinhan Data System	Other assets		1,229	766
	Shinhan AITAS Co.,Ltd.	Other assets		6	—
”	Shinhan Savings Bank	Other assets		455	335

			~~W~~	1,698,463	1,943,372

Liabilities:
Shinhan Bank Co.,Ltd.	Shinhan Financial Group Co.,Ltd	Other liabilities	~~W~~	6,830	47
Shinhan Card Co.,Ltd.	”	Other liabilities		260	362
Shinhan Investment Corp.	”	Other liabilities		10,997	4
Shinhan Life Insurance Co.,Ltd.	”	Other liabilities		38,467	22,265
Shinhan Capital Co.,Ltd.	”	Other liabilities		6,391	4,934
Shinhan Credit Information Co.,Ltd.		Other liabilities		8	—
Shinhan Private Equity Inc.	”	Other liabilities		69	95
Shinhan Savings Bank	”	Other liabilities		132	—

			~~W~~	63,154	27,707

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

21. Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Salaries	~~W~~	851	1,381
Severance benefits		9	24
Share-based payment expenses (*)		448	260

	~~W~~	1,308	1,665

(*)	Expenses recognized during the vesting period under the agreement on share-based payments.